Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

SEARS HOMETOWN AND OUTLET STORES, INC.

Up To [—] Shares of Common Stock

Issuable Upon the Exercise of Subscription Rights Distributed to Record Stockholders of

Sears Holdings Corporation

[—], 2012

Dear Stockholder:

This notice is being distributed by Sears Holdings Corporation (“Sears Holdings”) to all holders of record (the “Record Holders”) of shares of its common stock, at the close of business, on [—], 2012 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”), at no charge, of transferable subscription rights (the “Rights”) to subscribe for and purchase shares of common stock, par value $0.01 per share (the “Common Stock”) of Sears Hometown and Outlet Stores, Inc. (the “Company”) at a price of $[—] per whole share. The Rights are described in the Company’s Prospectus, dated [—], 2012 (the “Prospectus”).

In the Rights Offering, an aggregate of [—] shares of Common Stock (the “Underlying Shares”) are being offered pursuant to the Prospectus. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on [—], 2012, but Sears Holdings may extend the Rights Offering for additional periods ending no later than [—], 2012 (as so extended, the “Expiration Date”). Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable for Common Stock.

As described in the accompanying Prospectus, each Record Holder will receive one Right for every full share of Sears Holdings common stock owned of record as of the close of business on the Record Date.

Each Right gives the holder thereof the right to purchase from Sears Holdings [—] of a share of Common Stock (the “Basic Subscription Right”) at a subscription price of $[—] per whole share (the “Subscription Price”). Fractional shares or cash in lieu of fractional shares will not be issued in the Rights Offering. Instead, fractional shares resulting from the exercise of Basic Subscription Rights will be eliminated by rounding down to the nearest whole share. As an example, if you owned 1,000 shares of Sears Holdings common stock as of the Record Date, you would receive 1,000 subscription rights pursuant to your Basic Subscription Right that would entitle you to purchase [—] shares of Common Stock ([—] rounded down to the nearest whole share) at a subscription price of $[—] per whole share.

In addition, holders of Rights who purchase all of the shares of Common Stock available to them pursuant to their Basic Subscription Rights, after giving effect to any purchases or sales of Rights by them prior to such exercise, may also choose to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $[—] per whole share, for a portion of any shares of Common Stock that other holders of Rights do not purchase through the exercise of their Basic Subscription Rights (the “Excess Shares”). The Subscription Agent will allot shares of Common Stock in the Rights Offering as follows:

•	First, shares will be allocated to holders of Rights who exercise their Basic Subscription Rights.

•	Second, Excess Shares will be allocated among the holders of Rights who exercise the Over-Subscription Privilege, in accordance with the following formula:

•

Each holder who exercises the Over-Subscription Privilege will be allocated a percentage of the Excess Shares equal to the percentage that results from dividing (i) the number of Basic Subscription Rights which that holder exercised by (ii) the number of Basic Subscription Rights which all holders who wish to participate in the Over-Subscription Privilege exercised. Such percentage could result in the allocation of more or fewer Excess Shares than the holder requested to purchase through the exercise of the Over-Subscription Privilege.

•

Third, if the allocation of Excess Shares pursuant to the formula described above in the second step would result in any holder receiving a greater number of shares of Common Stock than that holder subscribed for pursuant to the Over-Subscription Privilege, then such holder will be allocated only that number of shares for which the holder over-subscribed.

•

Fourth, any shares of Common Stock that remain available as a result of the allocation described above being greater than a holder’s over-subscription request will be allocated among all remaining holders who exercised the Over-Subscription Privilege and whose initial allocations were less than the number of shares they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available shares of Common Stock have been allocated or all over-subscription requests have been satisfied in full.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy pursuant to the exercise of the Basic Subscription Right and the Over-Subscription Privilege to Computershare Inc. (the “Subscription Agent”) by no later than 5:00 p.m., New York City time, on the Expiration Date. Your payment must be made in U.S. dollars by cashier’s or certified check drawn upon a United States bank payable to the Subscription Agent. Personal checks and wire transfers will not be accepted. If you send a subscription payment that exceeds the amount necessary to purchase the number of shares of Common Stock for which you have indicated an intention to purchase, then the remaining amount will be returned to you by the Subscription Agent, without interest, as soon as practicable following the expiration of the Rights Offering.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). The Rights will be transferable during the course of the subscription period, and the Company expects the Rights will be listed for trading on the NASDAQ Capital Market under the symbol “SHOSR” and the Company currently expects that the Rights will begin trading on or about [—] 2012, the first business day following the distribution of the Rights, and will continue to trade until 4:00 pm, New York City time, on [—], 2012, the fourth business day prior to the Expiration Date.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Sears Hometown and Outlet Stores, Inc. Subscription Rights Certificates; and

4.	A return envelope addressed to the Subscription Agent.

Your prompt action is requested if you intend to participate in the Rights Offering. As described further in the Prospectus, to exercise your Rights, you must properly complete and duly execute your Subscription Rights Certificate and forward it, together with payment in full of the total required subscription amount for all of the shares you intend to subscribe for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the Subscription Agent. Do not send the Subscription Rights Certificate or payment to the Company or to Sears Holdings. Your properly completed and duly executed Subscription Rights Certificate, accompanied by full payment of the total subscription amount, must be received by the Subscription Agent before 5:00 p.m., New York City time, on the Expiration Date. Once you have exercised your Rights, you may not cancel, revoke or otherwise amend the exercise of your Rights. Any Rights that are not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will expire, have no value and cease to exercisable for shares of Common Stock, and you will have no further rights under them.

Additional copies of the enclosed materials may be obtained from Georgeson Inc. (the “Information Agent”), by calling (866) 695-6074 (toll-free) or, if you are a bank, broker or other nominee, (212) 440-9800. You may also contact the Information Agent if you have any questions regarding the Rights Offering or require any assistance in exercising your Rights.

Very truly yours,

Sears Holdings Corporation